April 10, 2025

Phillip Goldstein
Nominee
Bulldog Investors, LLP
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

        Re: Tejon Ranch Co.
            DEFC14A filed April 8, 2025 by Special Opportunities Fund, Inc. File No. 001-07183
Dear Phillip Goldstein:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

DEFC14A filed April 8, 2025
General

1. We note your disclosure on the proxy card that if a shareholder would like to vote on your card otherwise than by returning a signed but unmarked card or voting solely for your three nominees, and would like to "allow us to allocate your shares among such nominees at our discretion, you may do so by checking up to ten 'FOR' boxes"
       (emphasis omitted). Please amend the proxy statement to clarify that, absent specific instructions to the contrary, the named proxies may cumulate votes only if the proxy card is unmarked or voted solely for your recommended nominees, or advise. Alternatively, revise to reflect the disclosure included on the company's proxy
       card.
2. Disclosure in the proxy statement and on the proxy card indicates that if a shareholder votes for more than ten nominees, the vote "may be disqualified" (emphasis added).
       Amend the proxy statement to clarify that, absent a correction so as to remove the overvote, such votes on Proposal 1 will be invalid and will not be counted.
 April 10, 2025
Page 2

3. Refer to prior comment 10, which we re-issue in part. Revise the proxy card to clarify the effect of a shareholder marking fewer than ten "for" boxes. Refer to Rule 14a-
       19(e)(7), as well as Proxy Rules and Schedules 14A/14C Compliance and Disclosure
       Interpretations 139.07 and 139.08 (November 17, 2023) available at www.sec.gov.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions